6620 West Broad Street Richmond, VA 23230 www.genworth.com

September 29, 2006

Via Federal Express and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc. (“Genworth”)

Form 10-K for the fiscal year ended December 31, 2005

File No. 1-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated August 25, 2006 to Michael D. Fraizer, Genworth’s Chairman, President and Chief Executive Officer, setting forth the Staff’s comments on the above-referenced document (the “Comment Letter”). We are submitting this letter to confirm my conversation with your colleague Frank Wyman (Staff Accountant) on September 29, 2006 regarding the timing of Genworth’s response to the Staff’s Comment Letter. As discussed with Mr. Wyman, we anticipate providing a complete response to the Comment Letter by October 4, 2006.

Should you have any questions regarding this matter, please contact me at (804) 662-2680.

Sincerely,

/s/ Scott R. Lindquist
Scott R. Lindquist
Vice President and Controller
(Principal Accounting Officer)

cc:	Don Abbott, SEC Senior Staff Accountant

Frank Wyman, SEC Staff Accountant

Michael D. Fraizer, Chairman, President and Chief Executive Officer

Victor C. Moses, Senior Vice President and Acting Chief Financial Officer